FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Approves Additional Investment for the Drilling & Work-over

Program at the Enfield Oil Project in Offshore Australia

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 21, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

February 21, 2007

Mitsui & Co., Ltd.

For Immediate Release

To Whom It May Concern

Mitsui Approves Additional Investment for the Drilling & Work-over Program at the Enfield Oil Project in Offshore Australia

Mitsui & Co., Ltd. (“Mitsui”) announced today that its wholly owned subsidiary, Mitsui E&P Australia Pty Ltd. (“MEPAU”), has approved its joint venture budget for the Enfield 2007 well work-over program, including additional expenditure of approximately US$390 million (MEPAU share: US$150 million) for drilling of additional wells and work-over of existing wells in order to increase production from the Enfield Oil Project, in which it owns a 40% interest alongside joint venture partner and operator Woodside Energy Ltd. (“Woodside”).

The Enfield oil field commenced production on July 24, 2006, two months ahead of schedule, and achieved production of 74,000 barrels per day in September. In October, however, ENA-03, one of the major production wells, was shut-in due to unexpected sand production and early water breakthrough. Recent gross oil production has been a little over 40,000 barrels per day from four of the five production wells with ENA-03 remained shut-in.

Since such incident, the geological reservoir model was restudied and updated in line with production history. As the viability of the well work-over program of four to seven wells, including infill well drilling, has been confirmed, the joint venture has agreed on additional expenditures to improve production rates.

Following the completion of the work-over, the average production rate for 2007 is expected to be 45,000 to 55,000 barrels per day. Delays to the delivery of critical subsea equipment may cause the annual production rate to come in at the lower end of this range.

Both companies have placed the improvement of the Enfield Oil Project as one of its top priorities and will make continuous effort to improve the productivity of its oil production. Further well work-over in 2008 is also under study.

Enfield Oil Project

In March 2004, MEPAU acquired from Woodside, one of the largest oil and gas exploration and production companies in Australia, a 40% interest in production license WA-28-L and exploration permit WA-271-P, located in offshore Northwestern Australia, which together contained three discovered but undeveloped oil fields: Enfield, Vincent and Laverda.

The Enfield project started production on July 24, 2006. The production facility is composed of 13 wells (5 production, 6 water reinjection, 2 gas reinjection) and the floating production storage and offloading vessel, “Nganhurra”.

Vincent is currently under development, with production expected to start in 1H 2008.

Attachment : Permit Map

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce the specific facts stated above and does not constitute a solicitation of investments or any similar act inside or outside of Japan regarding the shares, bonds or other securities issued by us.